UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Nature’s Sunshine Products, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

639027101

(CUSIP Number)

Dongjiu Li
Shanghai Fosun Pharmaceutical (Group) Co., Ltd.
No. 2 East Fuxing Road
Shanghai 200010, P.R. China
Telephone: +86 (21) 63325501
Facsimile: +86 (21) 63325581

with a copy to:

John P. Berkery, Esq.
Mayer Brown LLP
1675 Broadway
New York, New York 10019
(212) 506-2552

(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

August 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 639027101
1.	Name of Reporting Person Shanghai Fosun Pharmaceutical (Group) Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: China

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 2,854,607*
8. Shared Voting Power: 0
9. Sole Dispositive Power: 2,854,607*
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,854,607*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 15.0%

14.	Type of Reporting Person (See Instructions): CO
___________________________________
*
The number of shares of common stock beneficially owned by the Reporting Person has been adjusted to reflect the actual number of shares purchased at closing given the adjustments under the Stock Purchase Agreement.

SCHEDULE 13D/A
This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on August 4, 2014 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D") with respect to the shares of Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.
This Amendment is being filed in connection with the closing on August 25, 2014 of the transaction contemplated by the Stock Purchase Agreement. In addition, it serves to update rows 7, 9 and 11 of the Original Schedule 13D, which initially ascribed to the Reporting Person shared dispositive power over 2,857,255 shares of Common Stock of the Issuer. Pursuant to the Stock Purchase Agreement, the number of shares of Common Stock purchased by the Reporting Person was adjusted at closing to take account of the change in the number of outstanding shares of Common Stock of the Issuer between signing of the Stock Purchase Agreement and closing, such that the shares purchased by the Reporting Person represented 15% of the issued and outstanding shares of the Issuer's Common Stock at closing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 2, 2014

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman